UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ✓ Make C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Wulus Group Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Washington

Date of organization
November 22, 2019

Physical address of issuer
707 S. Grady Way, Suite 600 , Renton , WA 98057

Website of issuer
www.wulusgroup.com

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary

007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fortress Trust LLC

Type of security offered
Non-Voting Common Stock

Target number of Securities to be offered
5,000

Price (or method for determining price)
$2.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,234,363.00

Deadline to reach the target offering amount
February 29, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$380,223.00	$84,719.00
Cash & Cash Equivalents	$39,062.00	$53,284.00
Accounts Receivable	$71,880.00	$0.00
Short-term Debt	$382,427.00	$293,991.00
Long-term Debt	$493,748.00	$217,521.00
Revenues/Sales	$668,325.00	$989,407.00
Cost of Goods Sold	$467,846.00	$788,162.00
Taxes Paid	$10,250.00	$0.00
Net Income	$38,671.00	$71,417.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 18, 2023

FORM C

Up to $1,234,363.00

Wulus Group Inc.



Non-Voting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Wulus Group Inc., a Washington Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Non-Voting Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,234,363.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$10,000.00	$650.00	$9,350.00
Aggregate Maximum Offering Amount	$1,234,363.00	$80,233.60	$1,154,129.41

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.Wulus.com no later than 120 days after the end of the Company's fiscal **year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is October 18, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FORTRESS TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.wulusgroup.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Wulus Group Inc. (the "Company") is a Washington Corporation, formed on November 22, 2019.

The Company is located at 707 S. Grady Way, Suite 600, Renton, WA 98057.

The Company's website is www.wulusgroup.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Wulus Group provides a one-stop platform for procurement of industrial equipments, MRO and IT equipments through our eCommerce and Distribution operation and the logistics interphase through our asset-based Trucking and Logistics services.

The Offering

Minimum amount of Non-Voting Common Stock being offered	5,000
Total Non-Voting Common Stock outstanding after Offering (if minimum amount reached)	5,000
Maximum amount of Non-Voting Common Stock	617,182
Total Non-Voting Units of Common Stock outstanding after Offering (if maximum amount reached)	617,182
Purchase price per Security	$2.00
Minimum investment amount per investor	$100.00
Offering deadline	February 29th, 2024
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 41 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Anthony Obiako who is Director, President, Founder, and CEO of the Company. The Company has or intends to enter into employment agreements with Anthony Obiako although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Anthony Obiako or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Anthony Obiako in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Anthony Obiako dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be

required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.

We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. Establishing the "treasure hunt" nature of the off-price buying experience to drive traffic to our stores requires us to offer changing assortments of merchandise in our stores. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Government mandated safety standards are costly and technologically challenging.

Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.
In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.
Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

We may be subject to indemnity claims for third-party infringement.
Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

As a provider of global logistics services, we depend on a variety of asset-based third party suppliers.
The quality and profitability of our services depend upon effective selection, management and discipline of third party suppliers. In recent years, many of our third party service providers have incurred significant operating losses and are highly leveraged with debt. Changes in the financial stability, operating capabilities and capacity of asset-based carriers and space allotment made available to us by asset-based carriers could affect us in unpredictable ways, including volatility of pricing, and challenge our ability to achieve profitability.

Our industry supply base experienced increased economic distress due to the sudden and substantial drop in industry sales volumes.
As a result, suppliers are less willing to reduce prices, and some requested direct or indirect price increases as well as new and shorter payment terms. We may have to provide financial assistance to key suppliers to ensure an uninterrupted supply of materials and components. In addition, if suppliers exit certain lines of business or close facilities due to an economic downturn or other reasons, we would experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

We rely on single suppliers for component parts.
Many components used in our vehicles/products are available only from a single supplier and cannot be re-sourced quickly or inexpensively to another supplier due to long lead times, new contractual commitments that may be required by another supplier before ramping up to provide the components or materials, etc. In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims, or other terms relating to a component.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.
Demand for our products is subject to the level of consumer demand for IT, industrial equipments, and supplies. The level of new end product purchases is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, patterns of consumer spending, fuel cost and vehicle replacement cycle. Consumer preferences also impact the demand for new end product purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our distribution and supply chain business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as industrial products and parts, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

Risks Related to the Securities

The Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Non-Voting Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Non-Voting Common Stock. Because the Non-Voting Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Non-Voting Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Non-Voting Common Stock may also adversely affect the price that you might be able to obtain for the Non-Voting Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

26

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Washington law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into shares of stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

The Securities in this Offering are non-voting.

The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. In addition, the Company is not currently subject to the reporting requirements of the Exchange Act. Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Wulus Group provides a one-stop platform for procurement of industrial equipments, MRO and IT equipments through our eCommerce and Distribution operation and the logistics interphase through our asset-based Trucking and Logistics services.

Business Plan

Expand product offering, selling in-house products & eCommerce Marketplace Subscription. We plan to expand our in-house eCommerce Marketplace offerings from 350,000 SKUs to 3-5 million SKUs in the next 1-3 years and also create branded products with our trademark-approved brand name, WULUS®. We also plan to offer a subscription model allowing other verified suppliers to sell products on our platform. We are seeking to raise $1,234,363 in equity to invest in more equipment, technology infrastructure, expand our sales and marketing team, consolidate our existing channels and explore new business opportunities. We are confident that with the right funding and support, we can continue to build a successful and profitable business. Wulus Distribution: We have set a revenue projection of $3,000,000 for the year 2024 contingent upon a successful capital raise. To achieve this, we have outlined a hiring plan to fill key positions within the company. By implementing this hiring plan and filling these key positions, we are confident that we can meet our revenue projections/targets for Wulus Distribution in 2024. Wulus Logistics: We have set a revenue projection of $7,371,000 for the year 2024, which involves using 21 trucks and trailers in our operations. Wulus E-commerce: 2024 Revenue Goal: $1,558,664, Staffing Strategy, boost our inventory level from the current $30,000 to $500,000, focusing on high-demand and high-margin products. In summary, the essential components to achieve our revenue goals include recruiting skilled professionals for targeted sales, marketing, and business management roles, augmenting our truck and trailer fleet, resulting in increased revenue and enhanced price negotiation capabilities, upgrading and expanding our eCommerce Marketplace with a broader range of product offerings, growing our inventory with a focus on high-demand, high-margin products.

The Company's Products and/or Services

Product /Service	Description	Current Market
Wulus Distribution	WULUS Distribution is an industrial equipment, MRO and IT equipment distributor.	Government and commercial customers.
Wulus.com	WULUS.com is a trademark approved eCommerce Marketplace for all IT products, Industrial Equipment & Supplies, MRO products and more.	Government and commercial customers and nationwide customers.
Wulus Logistics	WULUS Logistics is a reliable, customer-focused and team- oriented asset-based trucking company providing dependable and ON-TIME trucking services.	The Company's shipping customers nationwide.

We plan to expand our in-house eCommerce Marketplace offerings from 350,000 SKUs to 3-5 million SKUs in the next 1-3 years and also create branded products with our trademark approved brand name, WULUS® We also plan to offer a subscription model allowing other verified suppliers to sell products on our platform.

The Company utilizes direct sales to states, municipal, federal and commercial customers through Wulus Distribution channels, Direct sales to consumers and commercial entities via our eCommerce Marketplace, Wulus.com and direct freight movement for shippers through both contracted rate and spot rate freight market

Competition

The Company's primary competitors are Grainger, J.B. Hunt, and CDW.

WULUS Group provides a one-stop platform for procurement of industrial equipments, MRO and IT equipments through our eCommerce and Distribution operation and the logistics interphase through our asset-based Trucking and Logistics services. Our diversified offering with different business segments ensures that our customers' needs are met within one platform which sets us apart from the competition as we serve many customers with multiple offerings from one platform.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased in the ordinary course of business from over 900 suppliers. In general, these materials are available from multiple sources.

The Company's customers include government and commercial customers needing a one-stop platform for all their industrial equipment, MRO and IT equipment needs and consumers and commercial customers needing a cost-conscious eCommerce platform for all their IT equipment and other purchase needs.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6,321,067	Class 35: Online retail store services featuring a wide variety of consumer goods of others; Online retail store services featuring electronics, clothing, apparel, books, bags, mechanical devices, cleaning supplies, cosmetics, perfumes, colognes, furniture, home appliances, home goods.	WULUS	August 24, 2020	April 13, 2021	USA

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 707 S. Grady Way, Suite 600, Renton, WA 98057

The Company conducts business nationwide.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
RELIABLE INVESTMENTS LLC d/b/a WULUS DISTRIBUTION	Limited Liability Company	Renton, WA	November 3, 2010	100.0%
WULUS Logistics	Corporation	Renton, WA	February 26, 2020	100.0%
WULUS.com	Limited Liability Company	Renton, WA	November 3, 2010	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.50%	$650	6.50%	$80,233
General Marketing	5.00%	$500	4.05%	$49,992
Equipment Purchases	10.00%	$1,000	8.10%	$99,983
Purchase of Real Property	10.00%	$1,000	2.04%	$25,181
Future Wages	10.00%	$1,000	32.33%	$399,070
Cash Reserve	10.00%	$1,000	24.30%	$299,950
Operations	9.15%	$915	4.05%	$49,992
Wulus.com eCommerce Marketplace upgrade	29.35%	$2,935	2.43%	$29,995
Trailers Lease	10.00%	$1,000	16.20%	$199,967
Total	**100.00%**	**$10,000.00**	**100.00%**	**$1,234,363.00**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If any business needs arise that are currently not captured in the Use of Proceeds or if the Company needs to raise more money.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Anthony Obiako

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, Founder, and CEO: Inception- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director President, Founder, and CEO, Wulus Group: Inception- Present
Reliable Investments LLC, January 2012 - Present
Contract Manager/Founder Project manager at a supply chain management company that deals with supply-related contracts with revenue of approximately $15 million over the past 10 years. Clients include contractors, engineers, and operations staff from private, municipal, state, and federal agencies.

Education

MBA Courses, Hawaii Pacific, University 2010-2012 Economics and Statistical, Analysis, Accounting and Finance, Management and Marketing University of South Alabama, Mobile, Alabama 2004-2007, M.S. Environmental Toxicology Chemistry/Chemical, Engineering University of Nigeria, Nsukka, Nigeria 1997-2002, B.S. Biochemistry

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Washington and Florida, USA. 8 other contracted members work remotely from Pakistan, India, Dubai and Kenya.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Voting Common Stock
Amount outstanding	15,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new shares of Voting Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The only difference between the Non-Voting Common Stock being issued pursuant to Regulation CF and the Voting Common Stock currently issued and outstanding is that the Non-Voting Common Stock has no voting rights.

Outstanding Debt

As of the end of 2022, the Company had the following debt outstanding:

Type of debt	SBA Loan
Name of creditor	Small Business Administration (SBA)
Amount outstanding	$329,971.00
Interest rate and payment schedule	3.75%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 22, 2050
Other material terms	N/A

Type of debt	Loan
Name of creditor	Green Truck Financial
Amount outstanding	$122,729.00
Interest rate and payment schedule	15.49% Monthly payments of $2,708
Amortization schedule	N/A
Describe any collateral or security	Vehicle
Maturity date	May 2028
Other material terms	N/A

Type of debt	Loan
Name of creditor	BMO Finance
Amount outstanding	$59,303.00
Interest rate and payment schedule	11.69% Monthly payments of $1,316
Amortization schedule	N/A
Describe any collateral or security	Vehicle
Maturity date	May 2028
Other material terms	N/A

Type of debt	Equipment Loan
Name of creditor	Navitas
Amount outstanding	$8,627.00
Interest rate and payment schedule	Monthly payments of $1,698.00
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	This loan has been fully paid as of the date of this Form C

Type of debt	Revolving Line of Credit
Name of creditor	US Bank
Amount outstanding	$239,152.00
Interest rate and payment schedule	9%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Revolving Line of Credit
Name of creditor	Bank of America
Amount outstanding	$49,370.00
Interest rate and payment schedule	11%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Revolving Line of Credit
Name of creditor	OnDeck
Amount outstanding	$13,879.00
Interest rate and payment schedule	23%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Prior Offerings

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $30,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Wulus Group Inc. is currently owned 100% by Anthony Obiako. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Anthony Obiako	100%

Following the Offering, the Purchasers will own 0.01% of the Company if the Minimum Amount is raised and 3.95% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Close to $15 million in combined revenue from all Wulus Group Subsidiaries since 2012. Consistent increase in the number of customers and increase in returning customers. Closed over 1,000 + in government supply related contracts in IT, Industrial equipment & MRO resulting in close to $15 million in revenue.

Road Map: STEP 1: HIRING- Strategic US team hiring STEP 2: TRUCK & TRAILER PURCHASES (Electric Semi-trucks) STEP 3: eCommerce Marketplace Upgrade STEP 4: Inventory Expansion

Liquidity and Capital Resources

We are seeking to raise $1,234,363 in equity to invest in more equipment, technology infrastructure, expand our sales and marketing team, consolidate our existing channels and explore new business opportunities. We are confident that with the right funding and support, we can continue to build a successful and profitable business.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 617,182 shares of Non-Voting Common Stock for up to $1,234,363.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 29, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,234,363.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fortress Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum

Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Fortress Trust LLC and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily.

The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Colonial Stock Transfer.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Offering Amount is sold), our authorized capital stock will consist of 25,000,000 shares of Common Stock, par value $0 per share, of which 15,000,000 Voting Common Shares and 2,000 Non-Voting Common Shares will be issued and outstanding.

Dividend Rights

Holders of Non-Voting Common Stock will share equally with Voting Common Stock in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Non-Voting Common Stock and Voting Common Stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

The Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms: Right of First Refusal

In addition to the foregoing Restrictions on Transfer pursuant to Regulation CF, the Securities are subject to the following Right of First Refusal as set forth in the Subscription Agreement:

The Securities shall not be sold, transferred, encumbered or otherwise disposed of in any way (voluntarily or involuntarily, whether by operation of law or otherwise) by the Purchaser or any subsequent transferee, other than in compliance with the Company's right of first refusal.

Right of First Refusal. In the event that the Purchaser proposes to sell, pledge or otherwise transfer to a third party (the "Transferee") all or a portion of the Securities, or any interest therein, the Company shall have the right of first refusal with respect to such Securities (the "Right of First Refusal"). If the Purchaser desires to transfer all or a portion of the Securities, Purchaser shall give a written notice (the "Transfer Notice") to the Company describing fully the proposed transfer, including the number of Securities proposed to be transferred, the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed sale or transfer will not violate any applicable federal, state or foreign securities laws. The Transfer Notice shall be signed both by the Purchaser and by the proposed Transferee and must constitute a binding commitment of both parties to the transfer of the Securities. The Company shall have the right to purchase the Securities on the terms of the proposal described in the Transfer Notice by delivery of a notice of exercise of the Right of First Refusal within thirty (30) days after the date when the Transfer Notice was received by the Company.

Transfer of Shares. If the Company fails to exercise its Right of First Refusal within thirty (30) days after receiving the Transfer Notice, the Purchaser may, not later than ninety (90) days after the Company received the Transfer Notice, conclude a transfer of the Securities subject to the Transfer Notice on the terms and conditions described in the Transfer Notice, provided that any such sale is made in compliance with applicable federal, state and foreign securities laws and not in violation of any other contractual restrictions to which the Purchaser is bound. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by the Purchaser, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described above. If the

Company exercises its Right of First Refusal, the parties shall consummate the sale of the Securities on the terms set forth in the Transfer Notice within sixty (60) days after the Company received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that in the event the Transfer Notice provided that payment for the Securities was to be made in a form other than cash or cash equivalents paid at the time of transfer, the Company shall have the option of paying for the Securities with cash equal to the present value of the consideration described in the Transfer Notice.

Additional or Exchanged Securities and Property. In the event of a merger or consolidation of the Company with or into another entity, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Securities subject to the above shall immediately be subject to the Right of First Refusal. Appropriate adjustments to reflect the exchange or distribution of such securities or property shall be made to the number and/or class of the Securities subject to this section.

Termination of Right of First Refusal. Any other provision of this section notwithstanding, in the event that the capital stock of the Company is readily tradable on an established securities market when the Purchaser desires to transfer Securities, the Company shall have no Right of First Refusal, and the Purchaser shall have no obligation to comply with the procedures prescribed above.

Exception for Certain Family Transfers. Notwithstanding anything to the contrary contained elsewhere in this section, the transfer of any or all of the Securities during the Purchaser's lifetime or on the Purchaser's death by will or intestacy to the Purchaser's spouse, child, father, mother, brother, sister, father-in-law, mother-in-law, brother-in-law, sister-in-law, grandfather, grandmother, grandchild, cousin, aunt, uncle, niece, nephew, stepchild, or to a trust or other similar estate planning vehicle for the benefit of the Purchaser or any such person, shall be exempt from the Right of First Refusal provisions of this section; *provided* that, in each such case, the transferee agrees in writing to receive and hold the Securities so transferred subject to all of the provisions of this Agreement, including but not limited to this section, and there shall be no further transfer of such Securities except in accordance with the terms of this section; and *provided further*, that without the prior written consent of the Company, which may be withheld in the sole discretion of the Company, no more than three transfers may be made pursuant to this subsection, including all transfers by the Purchaser and all transfers by any transferee.

Termination of Right of First Refusal. The Right of First Refusal shall terminate as to all Securities issued to the Purchaser upon the earlier of: (i) the closing date of the first sale of common stock to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act; and (ii) the closing date of a change of control pursuant to which the holders of the outstanding voting securities of the Company receive securities of a class registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Assignment of Right of First Refusal. The Company may freely assign the Company's Right of First Refusal, in whole or in part. Any person who accepts an assignment of the Right of First Refusal from the Company shall assume all such rights and obligations of the Company.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:
None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anthony Obiako
(Signature)

Anthony Obiako
(Name)

President and Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Anthony Obiako
(Signature)

Anthony Obiako
(Name)

President, Founder, and CEO
(Title)

10/18/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Business Plan
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement
Exhibit E   Issuer Offering Page Content

EXHIBIT A

Financial Statements

Wulus Group, Inc. (the "Company") a Washington Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wulus Group, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues via a contract award and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 10, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	39,062	53,284
Accounts Receivable	71,880	-
Total Current Assets	110,941	53,284
Non-current Assets		
Equipment, Trailer, & Truck, net of Accumulated Depreciation	243,510	-
Right of Use Asset: Office	25,521	31,435
Security Deposits	251	-
Total Non-Current Assets	269,282	31,435
TOTAL ASSETS	380,223	84,719
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	17,373	429
Current Portion of Notes Payable	54,454	-
Short Term Lease Liability	8,199	5,914
Line of Credit	302,401	287,648
Total Current Liabilities	382,427	293,991
Long-term Liabilities		
Deferred Tax Liability	10,250	
Long Term Lease Liability	17,322	25,521
Notes Payable	466,176	192,000
Total Long-Term Liabilities	493,748	217,521
TOTAL LIABILITIES	876,175	511,512
EQUITY		
Paid-in Capital	0	0
Accumulated Deficit	(495,953)	(426,793)
Total Equity	(495,952)	(426,793)
TOTAL LIABILITIES AND EQUITY	380,223	84,719

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	668,325	989,407
Cost of Revenue	467,846	788,162
Gross Profit	200,478	201,244
Operating Expenses		
Advertising and Marketing		
General and Administrative	92,790	106,557
Payments to Owner		
Rent and Lease	5,914	7,939
Depreciation	10,566	-
Total Operating Expenses	109,270	114,496
Operating Income (loss)	91,208	86,748
Other Expense		
Interest Expense	42,287	15,331
Total Other Expense	42,287	15,331
Earnings Before Income Taxes	48,921	71,417
Provision for Income Tax Expense/(Benefit)	10,250	-
Net Income (loss)	38,671	71,417

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	38,671	71,417
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	10,566	-
Accounts Payable and Accrued Expenses	16,944	53
Accounts Receivable	(71,880)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(44,370)	53
Deferred Tax Liability	10,250	-
Net Cash provided by (used in) Operating Activities	4,551	71,470
INVESTING ACTIVITIES		
Equipment, Trailer, & Truck	(254,076)	-
Security Deposit	(250)	-
Net Cash provided by (used by) Investing Activities	(254,326)	-
FINANCING ACTIVITIES		
Proceeds from Line of Credit	14,753	107,776
Proceeds from the Issuance of Debt	328,630	87,467
Proceeds from Paid-in Capital	76,550	12,938
Dividend and Non-dividend Distributions to Owner	(184,380)	(278,776)
Net Cash provided by (used in) Financing Activities	235,553	(70,594)
Cash at the beginning of period	53,284	52,408
Net Cash increase (decrease) for period	(14,222)	875
Cash at end of period	39,062	53,284

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	15,000,000	-	90,049	(322,422)	(232,373)
Paid-in Capital	-	-	12,938	-	12,938
Dividend and Non-Dividend Distributions to Owner	-	-	(102,987)	(175,789)	(278,776)
Net Income (Loss)	-	-	-	71,417	71,417
Ending Balance 12/31/2021	15,000,000	-	0	(426,793)	(426,793)
Paid-in Capital	-	-	76,550	-	76,550
Dividend and Non-Dividend Distributions to Owner	-	-	(76,550)	(107,830)	(184,380)
Net Income (Loss)	-	-	-	38,671	38,671
Ending Balance 12/31/2022	15,000,000	-	0	(495,953)	(495,952)

Wulus Group, Inc.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Wulus Group, Inc. ("the Company") was formed in Washington on November 21st, 2019. Wulus Group, Inc. provides a one-stop platform for procurement of industrial equipment, MRO and IT equipment through our eCommerce and Distribution operation and the logistics interphase through our asset-based trucking and logistics services. Wulus Group's headquarters is in Renton, Washington. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, Reliable Investments LLC dba Wulus Distribution, RELIABLE INVESTMENTS LLC dba Wulus.com, and Wulus Construction dba Wulus Logistics. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. The Company does not create any refund liability for any order but simply records a refund when it is requested from the customer.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5	15,419	(1,285)	-	14,134
Trailer & Truck	15	238,657	(9,281)	-	229,376
Grand Total	-	**254,076**	**(10,566)**	-	**243,510**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

In 2021 and prior, the Company's major subsidiary, Reliable Investments, LLC, which generated substantially all of the net income for the period was an S corporation for tax purposes. Any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations for 2021.

The Company is now subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

		2022
Deferred tax assets:		
Net operating loss carryforwards		40,887
Other		-
	Total	40,887
Deferred tax liabilities:		
Accelerated Depreciation		51,137
	Total	51,137
	Less: Valuation Allowance	
	Net deferred tax asset (liability)	(10,250)

The provisions for income taxes consist of the following components:

		2022
Current		-
Change in deferred asset/liability		10,250
	Total Provision for Expense/(Benefit)	10,250

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

		2022
Income (Loss) before federal income tax expense		48,921
Federal statutory income tax at 21%		10,273
Other		(23)
	Total Provision for Expense/(Benefit)	10,250

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See the statement of changes in shareholder equity for distributions to the owner and CEO.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases office space requiring monthly payments and a contract term that expires on June 30th, 2025, and is cancelable upon three months prior written notice. Future minimum lease payments as of December 31st, 2022 are as follows:

Year Ending December 31,	Payment
2023	8,199
2024	8,512
2025	8,810
2026	-
2027	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

In 2020, the Company entered into a SBA loan agreement totaling $88,800 with an interest rate of 3.75% and a maturity date of October 22, 2050. The loan was increased by $104,000 in 2021 and $137,971 in 2022. The balance of this loan was $329,971 as of December 31st, 2022.

In May 2022, the Company entered into a loan agreement totaling $126,461 with an interest rate of 15.49% and with a maturity date of 72 months from the date of loan. This loan is secured by a vehicle. Monthly payments of $2,708 are required. The balance of this loan was $122,729 as of December 31st, 2022.

In May 2022, the Company entered into a loan agreement totaling $94,730 with an interest rate of 11.69% and with a maturity date of 72 months from the date of loan. This loan is secured by a vehicle. Monthly payments of $1,316 are required. The balance of this loan was $59,303 as of December 31st, 2022.

The Company entered into an equipment loan totaling $15,419. The Company made monthly payments of $1,698 and had a balance of $8,627 as of December 31st, 2022. The loan was fully paid off in 2023.

Debt Principal Maturities 5 Years Subsequent to 2022	
Year	Amount
2023	54,454
2024	45,827
2025	45,827
2026	45,827
2027	45,827
Thereafter	282,868

Line of Credits
The Company had three outstanding line of credit agreements as of December 31st, 2022, totaling $302,401. One line of credit contained a balance of $239,152 and accrues interest at 9%, another contained a balance of $49,370 and accrues interest at 11%, and another contained a balance of $13,879, for which it paid total interest of $1,485 in 2022.

NOTE 6 – EQUITY

The Company has authorized 25,000,000 shares of Common Stock at a par value of $0 per share. 20,000,000 shares are designated as Voting Common Stock and 5,000,000 are designated as Non-Voting Common Stock.

15,000,000 shares of Voting Common Stock were issued and outstanding as of December 31st, 2022.

Voting: Holders of Voting Common Stock are entitled to one vote per share. Holders of Non-Voting Common Stock are not entitled to any voting rights unless prescribed by law.

Dividends: The holders of all Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 10, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has incurred negative working capital in excess of it's commitments for the next 12 months.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Specifically, the Company is a named subcontractor on a Facilities Maintenance, Repair, and Operations (MRO) & Industrial Supplies Contract # 01018 for the state of Washington. The Contract award value is $23,424,278 of which the Company believes it will be able to deliver enough supplies and services as a subcontractor to generate cashflows to cover operating expenses and debt service for the next 12 months. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Business Plan



WULUS® GROUP
Distribution eCommerce Logistics and much more...

BUSINESS PLAN | 2023





DISCLAIMER: This business plan is made for confidential investment discussion purposes ONLY. No investment will be accepted on the terms of this presentation alone, and this presentation is not a "firm offer" for investment. Further, this presentation contains "forward-looking statements," or statements about the future that cannot be relied upon as fact. All such statements within about cash flow, value, revenue, earnings potential, etc. are merely speculative and may never come to pass.

Scope of Work

We have assessed the Market Value for 100% interest of the share equity of the Company as of 31st December 2022 on a marketable, controlling, and going concern basis using the Income Approach (Discounted Cash Flow Method).

Nature of Valuations

Forecasts and projections are made in relation to future events and are predicated on presumptions that might not hold true for the entire relevant time. The valuation of a firm is not an exact science, and the results will frequently be subjective and based on the use of individual opinion. Even though we believe our valuation is reasonable and defendable considering the information at our disposal, other people may assign a different value to the company.

Any third party's assessment of the business's worth will be based on their individual goals and circumstances and will be influenced by elements including the nation's economy, the investment climate, and operational and commercial synergies. The price at which a transaction might be completed might vary depending on several factors, including the market circumstances for the business in question, the availability of options, other sale or investment alternatives, and other market and commercial concerns.

Considerations and Limitations

The market, economic, and other variables that existed on the valuation date served as the foundation for our assessment. As long as there are still many unknowns, these situations are susceptible to rapid change. All sectors of the global economy would be impacted by these forces invariably. As a result, any modifications to the market could have a significant impact on our valuation of the company.

Valuation Methodology & Principles

The future benefits that the investment may produce are the foundation of this valuation report. Although past performance can be a good predictor of future expectations, the economic value of an investment should consider expected benefits rather than past performance. For example, a company with a poor track record of profitability but high expectations for the future is worth more than one with a strong track record of profitability but low expectations for the future. A separate valuation methodology must be employed because it is frequently challenging to determine the "fair" market value of equity shares in corporations owned by a small number of persons.

Using the same procedures or applying them to all valuation instances would not be fair because the methodology that can be used to establish the value varies on the specifics of each case. When there is limited market information, it is common to use a variety of valuation theories to estimate the market or fair worth of a specific activity. The solution to this challenge requires the valuer to acknowledge that the valuation process is not an abstract science and to utilize knowledge, experience, judgement, and reason to assess all the evidence and come to a decision on various factors. Similar to how the replacement and future benefit principles and business continuity are the foundation of the valuation process. The potential of the company to survive and make money in the future is one of the most important factors in valuation. The upkeep and expansion of revenue streams also fall under the purview of this skill.

Going Concern Principle

In order to arrive at a thorough valuation process in all its aspects, our company has operational assets and an integrated infrastructure that are identified and valued. Considering the market factor, we adjusted the assumptions to bring them as close as possible to logical and realistic performance. The vast range of the market and activities, the improvement in the overall economic condition, as well as the extensive experience of the Company's Management, which can be crucial in terms of attracting customers, are also anticipated to play a role in the valuation process.

WULUS'GROUP

Table of Content

WULUS'GROUP









COMPANY OVERVIEW

An industrial equipment, MRO and IT equipment distributor

WULUS Distribution

WULUS.com

DRONE PRO 4

WULUS LOGISTICS
Welcome to Wulus Logistics

WULUS Logistics

Executive Summary

WULUS GROUP provides a one-stop platform for procurement of industrial equipments, MRO and IT equipments through our eCommerce and Distribution operation and the logistics interphase through our asset-based Trucking and Logistics services. We have done close to $15 million in revenue since 2012. We have done this over the years with debt and zero equity investments. Just straight hustling

We are seeking to raise $5 million in equity to invest in more equipment, technology infrastructure, expand our sales and marketing team, consolidate our existing channels and explore new business opportunities. We are confident that with the right funding and support, we can continue to build a successful and profitable business

Mission

Deliver quality products and excellent services to our customers giving them the highest value for their money

Vision

Building a global brand that uplifts our communities one individual at a time in a way no one does



COMPANY OVERVIEW

Founders Story:

Why we will win



Anthony Obiako

CEO, WULUS Group

Growing up I was exposed to business early in life with parents who owned and operated a convenience store retailing and wholesaling soft drinks and other groceries. I always spent time in the evening and weekends helping my parents in running the store. This instilled in me a sense of determination and focus that one day, I will be able to venture on my own and build something of lasting value

Moving to the US as an immigrant for graduate school and graduating in 2007 with a master degree in Environmental Toxicology from University of South Alabama, Mobile, that dream of venturing into business never left me. After working in environmental consulting for a few years, I finally decided to follow my dream

We have done close to $15 million since 2012. We have done this over the years with debt and no equity investments. Just straight hustling

We are seeking to raise $5 million in equity to invest in more equipment, technology infrastructure, expand our sales and marketing team, consolidate our existing channels and explore new business opportunities. We are confident that with the right funding and support, we can continue to build a successful and profitable business.



The **Problem**



Government Customers

Government and commercial customers need a one-stop platform for all their industrial equipment, MRO and IT equipment needs

Shippers

Shippers need a reliable, customer-focused and team-oriented trucking and logistics company for a dependable, ON-TIME delivery nationwide

Consumer and Commercial Customers

Consumers and commercial customers need a cost-conscious eCommerce platform for all their IT equipment and other purchase needs

All customers

All customers (government, commercial, consumers and shippers) need a one-stop cost-conscious platform for all their needs in which they are served in a way no one does



Our **Solution** ▶

WULUS GROUP provides a one-stop platform for procurement of industrial equipments, MRO and IT equipments through our eCommerce and Distribution operation and the logistics interphase through our asset-based Trucking and Logistics services



WULUSDistribution.com



WULUS.com



WULUSLogistics.com

Product & Services

Meet our ecosystem



WULUS Distribution is an industrial equipment, MRO and IT equipment distributor serving government and commercial customers for the past 10 years



WULUS.com is a trademark approved eCommerce Marketplace for all IT products, Industrial Equipments & Supplies, MRO products and much more......



WULUS Logistics is a reliable, customer-focused and team-oriented asset-based trucking company providing dependable and ON-TIME trucking services to our shipping customers nationwide



Business Model



Monetization



Business Model



Acquisition



Provide

How do you monetize?

We monetize through repetitive sales to various customers(Government, Commercial, Consumers & Shippers) through Wulus Distribution, Wulus.com and Wulus Logistics business segments.

Type of Business Model

Multiple revenue stream strategy in which revenue flows from Distribution segment, eCommerce Marketplace segment and Trucking Services

1) Wulus Distribution: B2G and B2B
2)Wulus.com eCommerce Marketplace: B2B, B2C and B2G
3) Wulus Logistics: B2B and B2G

How do you acquire customers?

For Wulus Distribution, we acquire government and commercial customers via contract bids and direct sales. For Wulus.com, we acquire consumer and commercial customers via our eCommerce Marketplace channel. For Wulus Logistics, we acquire shipping customers through both contract freight market and spot rate freight market

How do you provide your service?

Direct sales to states, municipal, federal and commercial customers through Wulus Distribution channels, Direct sales to consumers and commercial entities via our eCommerce Marketplace, Wulus.com and direct freight movement for shippers through both contracted rate and spot rate freight market



COMPANY OVERVIEW

Revenue Model



WULUS Distrubition

This represents revenue coming from direct sales and contract sales of industrial equipment, MRO and IT equipments supplied by our numerous manufacturing and supply partners

Expand product offering, selling in-house products & eCommerce Marketplace Subscription

We plan to expand our in-house eCommerce Marketplace offerings from 350,000 SKUs to 3-5 million SKUs in the next 1-3 years and also create branded products with our trademark approved brand name, WULUS®

We also plan to offer a subscription model allowing other verified suppliers to sell products on our platform



NOW
NOW
Revenue Streams
LATER
NOW

WULUS Logistics

This represents revenue coming from our trucking services. Wulus Logistics is a reliable, customer-focused and team oriented trucking company providing dependable and ON-TIME trucking services to our shipping customers nationwide

WULUS.com eCommerce Marketplace

This represents revenue coming from direct sales from our eCommerce Marketplace which currently houses 350,000 products SKUs of IT equipments and others



12



COMPANY OVERVIEW

Competitive Landscape

Direct Competitors



Business Segment: **WULUS Distrubition**	Business Segment: **WULUS Logistics**	Business Segment: **WULUS.com**
GRAINGER	J.B. HUNT	CDW



















13

SWOT Analysis



Strength

Brand, Customer Support, Strong decisive leadership, Culture, Business revenue diversification & Pricing



Weakness

Inadequate financing, Weak brand recognition & lack of employees to drive sales



Opportunities

Aggressive brand marketing to boost recognition, Seek more financing option to hire employees and increase engagement locally & nationally to boost revenue.



Threat

Changing regulatory environment, Competition from big national brands, rising costs and supply chain disruptions



14

Traction

Over **$13 million** in combined revenue from all business segments since launch



WULUS ® brand trademark approval by USPTO





B2B partnership with MSC Industrial to distribute industrial & MRO products through various channels(B2B & B2G) including our eCommerce Marketplace



Consistent increase in the number of customers and increase in returning customers. Closed over 1,000 + in government supply related contracts in IT, Industrial equipment & MRO resulting in over $13 million in revenue



15



COMPANY OVERVIEW

Milestones Achieved

- 01 — Launch WULUS Distribituon — 2012
- 02 — $5.7M Revenue — 2017
- 03 — Launch WULUS.com — 2019
- 04 — WULUS® Group established — 2019
- 05 — WULUS® brand trademark approval by USPTO — 2021
- 06 — WULUS Logistics started — 2022
- 07 — YES! Over $13M Combined Revenue from 2016 to 2022

Table of Content



OVERVIEW OF USA ECONOMY



GDP Growth %



GDP USD Bn

With a GDP of $22.67 billion in 2021, the US had the largest economy in the world. The American economy is broad, with a significant presence in industries including services, manufacturing, and technology. The US economy has enjoyed tremendous development in recent years, with GDP expanding at an average annual pace of 2.3% from 2010 to 2019. The COVID-19 pandemic, however, had a significant effect on the US economy, causing the GDP to decline by 2.8% in 2020.

In 2021, the US economy has rebounded rapidly, with GDP expanding at an annualized pace of 6.4% in the first quarter and 6.7% in the second quarter and overall, at 5.9%. Government stimulus programs, such as direct payouts to individuals and businesses, as well as more consumer spending were major contributors to this quick development.

After growing by 3.2% in the third quarter, real gross domestic product (GDP) expanded at an annual pace of 2.7% in the fourth quarter of 2022. The rise in the fourth quarter mostly reflected gains in inventory investment and consumer spending that were partly offset by a reduction in home investment.

OVERVIEW OF USA ECONOMY



Inflation %



Govt. Consumption

The consumer price index (CPI) increased at a rate of 6.2% in October 2021, the highest rate since 1990, indicating that the US has experiencing high levels of inflation. Supply chain breakdowns and shortages due to the epidemic have been the main causes of inflation in the US.

The Federal Reserve, which has been keeping a tight eye on inflation, has stated that it anticipates the current inflationary pressures to pass quickly. The central bank has stated that it anticipates these variables to subside over time and has linked the inflation to supply chain interruptions and high consumer demand. The Fed has also underscored that it will act if inflation persists and constitutes a threat to the economy.

In 2021, US government consumption accounted for around 17.5% of GDP. The breakdown of government spending by level is as: Federal government: 8.3% of GDP & State and local government: 9.2% of GDP. The level and content of government consumption can have major impacts on the economy. In recent years, the US has seen significant rise in government consumption, with overall government expenditure increasing at an average annual rate of 2.5% from 2010 to 2019.

Table of Content





USA INDUSTRY OVERVIEW

Distribution Industry

With a CAGR of 4.77% over the projection period of 2022–2023, the worldwide industrial distribution market is anticipated to increase from USD 7.45 trillion in 2022 to USD 11.87 trillion by 2032.

The global market for IT equipment was estimated to be worth USD 202.6 billion in 2020, and from 2021 to 2028, it is anticipated to rise at a CAGR of 7.2%.The estimated size of the global MRO distribution market in 2021 was USD 635.5 billion, and it is anticipated to rise to over USD 798.6 billion by 2030, at a CAGR of 2.6%. The MRO distribution industry is expanding as a result of the quick industrialization and increased investments in the construction of manufacturing facilities around the world.

With a revenue share of 42.10% in 2022, the North American area became the most significant global industrial distribution market. The existence of well-established end-user businesses in the area contributes to the strong market growth rate. Investments in the transportation and supply chain sectors will drive the North American market. The market in the region is enjoying significant growth potential thanks to the presence of e-commerce giants in the U.S. and Canada.



Market Size

$620, $636, $651, $668, $684, $702, $720, $739, $758, $778, $799

2020, 2021, 2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029, 2030

- Precedence research
- Brainy Insights



USA INDUSTRY OVERVIEW

Distribution Industry



Market is expected to register a CAGR of

4.77%



The market was valued in 2022 at

USD 7.45 trillion



The MRO Supplies segment held share of

32.01% in 2022



42.10%

of the global market share was accounted by the

North America region in 2022

WULUS GROUP

USA INDUSTRY OVERVIEW

Distribution Industry

- In 2022, industry sales were $62.7 billion
- Over the past 3 years, the industry has grown at an annual rate of 19.9%
- There are 3,005 companies in the industry
- In 2022, the average sales per facility was $19.1 million
- 2022 PPI and Pricing growth was 11.9%
- Companies have an average Fixed Asset Turnover ratio of 2.9
- In 2022, employee productivity was $483,421
- 3.3% of expenses are spent on health insurance
- In 2022, industry operating expenses grew 22.3%
- In 2022, payroll per employee was $86,888
- The average industry hourly pay for office and administrative jobs is $23.43



WULUS GROUP

USA INDUSTRY OVERVIEW

Ecommerce Industry



Sale
%

Between 2022 and 2027, the US e-commerce market is anticipated to grow at a 14.70% CAGR. The market is primarily driven by the expanding popularity of online shopping, widespread internet access, and rising smartphone usage.

Retail e-commerce sales in the US are anticipated to increase significantly over the next few years, from around $470 billion in 2021 to more than $560 billion in 2025. By 2021, it is anticipated that 90.8% of US citizens will have used any device or place to access the internet. Together with increases in mobile-cellular and fixed-broadband subscribers, the number of active mobile broadband subscriptions per 100 residents is on the rise, up 18.4% year over year. Consumer income levels have increased, which is the cause of this surge. The industry for business-to-consumer e-commerce is anticipated to grow as a result.

An increasing trend in the US e-commerce business is the prevalence of mobile shopping. The most common online purchase in the US is a smartphone. This substantial mobile customer base has an impact on mobile commerce revenue, which is anticipated to represent close to 6% of retail sales in 2021.

- Research & Markets

WULUS GROUP
24

USA INDUSTRY OVERVIEW

Ecommerce Industry



50%
e
e

The B2C Ecommerce market in United States is expected to grow by 11.80% on annual basis to reach US$1,574.5 billion in 2022. The B2C Ecommerce market is expected to grow steadily over the forecast period, recording a CAGR of 10.22% during 2022-2026. The country's B2C Ecommerce Gross Merchandise Value will increase from US$1,408.3 billion in 2021 to reach US$2,323.9 billion by 2026.

In the United States, the B2C e-commerce industry is expected to hold on to the global pandemic accelerated sales in 2022, with big retailers. The total market cap of US Online Retail and Ecommerce Industry at the end of 2022 was US$1.7 trillion. The total earnings, public listed ecommerce companies earned till 2022 was US$11.1 billion. Moreover, Total Revenue of the listed companies till 2022 was US$908.5 billion,



$11
$909
$1,700
Total Earnings
Total Revenue
Total Market Cap
2022 (Bn)

- Business Wire
- Simply wall

WULUS GROUP
25

Ecommerce Industry

Even though US B2B e-commerce sales were $1.7 trillion in 2021, it is anticipated that they will surpass $2 trillion in 2023 and $3 trillion by 2027. By 2027, US B2B e-commerce will contribute 24% of all B2B sales, up from 16% in 2021, and will increase at a five-year compound annual growth rate (CAGR) of 10.7%. US B2B sales returned substantially in 2021 with an increase of 22.0% year over year (YoY), the biggest growth to date, following a loss of 6.5% YoY in 2020. At 22.9% YoY, B2B e-commerce revenues are likewise growing at their fastest rate ever.

Total and e-commerce value of merchant wholesale trade sales including MSBOs* in the United States from 2010 to 2020 (US Mn)



	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total	$6	$7	$7	$8	$8	$8	$8	$8	$9	$9	$8
E-commerce	$2	$2	$2	$2	$2	$2	$3	$3	$3	$3	$3

--- Total   - - E-commerce



· *Forester*
· *Statista*

Ecommerce Activities

2021 Stats



81.5%

Search online for a product or service to buy



90.4%

Visited an online retail store on the web



76.8%

Purchased a product online



52%

Made an online purchase via laptop or desktop



69.4%

Made an online purchase via Mobile device

· *Evenzia*

USA INDUSTRY OVERVIEW

Logistics Industry

A CAGR of 4.08% is predicted for the US freight and logistics market. In 2021, the end-user segment of the US freight and logistics market saw a YoY growth of 5.28%. An increase in imports and exports was one of the factors contributing to this growth. The value of goods exported increased by USD 333.2 billion, reaching USD 1,762.0 billion in 2021. The value of products imported rose by USD 501.8 billion to USD 2,852.6 billion in 2021. The increase in exports, which for the first time that year topped a total value of USD 2 trillion, helped the freight and logistics market expand in 2022.

The most popular form of transportation for goods, services, and bulk freight in North America is trucking. It is anticipated that it would maintain its hegemony in the area for many more years. The region's leading players' presence is a driving force behind market expansion. Compared to other means of transportation, high-capacity trucks that are technologically advanced offer quick transportation. Also, during the forecast period, the presence of well-established transportation infrastructure in major North American nations is anticipated to fuel market expansion.


LOGISTICS

- Mordor Intelligence
- Fortune Business Insights

USA INDUSTRY OVERVIEW

Logistics Industry

Trucking Industry Trends & Statistics of 2021

- Trucking represented 80.4% of the U.S.'s freight cost in 2019, totaling a gross freight revenue of $791.7 billion.
- Trucks moved 67.7% of ground freight between the U.S. and Canada and 83.1% of trade with Mexico, for a total value of goods at $772 billion;
- Employment is up 140,000 from the previous year with 7.95 million people employed in trucking-related jobs. This includes 3.6 million professional drivers;
- 91.3% of fleets operate six or fewer trucks and 97.4% operate 20 or fewer, meaning most carriers are small companies.
- 13.4% of all registered vehicles are commercial trucks.
- Size of the truckload market has grown 1.6% year over year from $193.21b in 2020 to $196.34b in 2021.
- Number of enterprises in the truckload market grew from 5,742,100 in 2018 to 6,389,000 in 2021.



- Cloud Trucks



USA INDUSTRY OVERVIEW

Logistics Industry

Latest Stats

42 Million
trucks on the road



72.5%
of all goods in the U.S. are moved by truckers



60 Trucks
in 2022 have same emissions as 1 truck in 1988



$48.6 Billion
paid in federal & state highway taxes

- *Trucking moves America*



USA INDUSTRY OVERVIEW

Summary

In conclusion, the positive trends and statistics within the target industries in which the company is operating are certainly encouraging. From increased consumer demand to advancements in technology, the industries are experiencing a period of growth and evolution. These positive trends are not only promising for the company's future success, but also for the overall health and stability of the industries as a whole. By staying up-to-date with industries developments and maintaining a focus on customer needs, the company is well-positioned to continue thriving in this exciting and dynamic industries landscape. However, it's important for business to remain vigilant and adaptable in the face of rapid change and evolving consumer preferences.





Table of Content





FINANCIAL SUMMARY



Source of Initial Investment
In Millions

Stock Issued $ 5 Mn + Lease Liabilities $ 1 Mn = Total Investment $ 6 Mn







FINANCIAL SUMMARY



$1.55 Mn	$2.04 Mn	$2.41 Mn
Total Capex	**Total Opex**	**Cash Reserve**

$24.9 Mn
DCF Valuation

Initial Investment Breakdown (in Millions)

- Opex: 1.55
- Cash Reserves: 2.41
- Capex: 2.04
- Total Initial Investment: 6.00





FINANCIAL FORCAST UPON FUND RAISING

NOTE:
The average revenue projection for WULUS LOGISTICS is based on 5 trucks Year 1, 6 new truck in Year 2 , 7 trucks in year 3 and 8 new trucks in Year 4

WULUS GROUP Business unit	Business Focus	Year 1 Revenue Projection (USD)	Year 2 Revenue Projection (USD)	Year 3 Revenue Projection (USD)	Year 4 Revenue Projection (USD)	Year 5 Revenue Projection (USD)
WULUS Distrubiton	Sale of Industrial equipments, MRO and IT equipments to government and commercial entities	2,250,000	2,925,000	3,656,250	4,387,500	5,045,625
WULUS Logistics	Providing dependable and ON-TIME trucking services to our shipping customers nationwide	2,106,000	4,446,000	7,410,000	10,530,000	10,920,000
WULUS.com	Sale of Industrial equipments, MRO and IT equipments to commercial, government and consumers	1,200,000	1,560,000	1,950,000	2,340,000	2,691,000
Total Gross Revenue for all business segments of **WULUS GROUP**		5,556,000	8,931,000	13,016,250	17,257,500	18,656,625





REVENUE PROJECTIONS/TARGETS

HOW WE PLAN TO MEET REVENUE PROJECTIONS/TARGETS for WULUS DISTRIBUTION:

Firstly, we have set a revenue projection of $3,000,000 for the year 2023. To achieve this, we have outlined a hiring plan to fill key positions within the company.

- One of the key hires will be a business/operations manager who will oversee all operational needs of Wulus Distribution, including hiring and training employees, managing quality assurance programs, and other responsibilities.
- We also plan to hire a Washington NASPO Contract Account Manager who will manage the current NASPO Contract # 01018 that we have partnered with MSC industrial. This contract covers various government agencies in WA, including colleges, universities, and educational institutions categorized as SLED (State, local & education). This position has the potential to boost our revenue significantly as the yearly purchasing amount for this contract is $23 million.
- In addition to this, we will be hiring a Commercial Account Manager to cover our commercial account customers such as industrial equipment manufacturers, construction companies, resellers, and other wholesalers. With our upcoming eCommerce platform product expansion to 2 million products, we anticipate that this position will drive our revenue growth.
- We will also be hiring a Federal/GSA Account Manager whose focus will be on expanding our federal government agencies' procurement activities. This position will secure and expand our GSA offerings, thereby contributing to our revenue growth. The U.S. Federal Government spends over $913 billion annually on industrial equipment, MRO & IT equipment, regardless of the budgetary or political climate.
- Finally, we will be hiring a States/Municipal/IT Account Manager who will support our nationwide states/municipal customer base and support our expansion into IT equipment sales and services through existing NASPO contract vehicle. The market size, measured by revenue from IT hardware and equipment, is $146.80 Billion.

By implementing this hiring plan and filling these key positions, we are confident that we can meet our revenue projections/targets for Wulus Distribution in 2023.





REVENUE PROJECTIONS/TARGETS

HOW WE PLAN TO MEET REVENUE PROJECTIONS/TARGETS for WULUS LOGISTICS:

By implementing this plan, we are confident that we can meet our revenue projections/targets for Wulus Logistics in 2023.



Our plan to meet revenue projections/targets for Wulus Logistics in 2023 is as follows:

We have set a revenue projection of $7,371,000 for the year 2023, which involves using 21 trucks and trailers in our operations.

- To achieve this, we will purchase 20 additional trucks and trailers, with an initial investment in 1 existing truck and trailer.
- We also plan to hire a business/operations manager to oversee all operational needs, including hiring and training employees, managing quality assurance programs, and other responsibilities. Additionally, we will hire 4 dispatchers to manage driver routes and load bookings. Each dispatcher will be responsible for a maximum of 5 truck and trailer combos.
- As the number of trucks and trailers increases, we anticipate being in a better position to negotiate better pricing directly with shippers, such as suppliers and manufacturers. This will allow us to stop dealing with brokers that can act as roadblocks to getting better rates. We expect to see better pricing as we reach 5 trucks and trailers.





REVENUE PROJECTIONS/TARGETS

HOW WE PLAN TO MEET REVENUE PROJECTIONS/TARGETS for WULUS E-COMMERCE:

- 2023 Revenue Goal: $1,558,664
- Staffing Strategy
  - ❖ IT/eCommerce Marketplace Manager: Our intention is to onboard an eCommerce manager who will be responsible for overseeing all aspects of Wulus.com operations, including employee recruitment and training, quality assurance program management, and other vital duties. This individual will spearhead the growth of our product range from the existing 350,000 SKUs to 2 million SKUs and beyond. By combining our current IT product offerings with industrial equipment and facilities maintenance, repair, and operations (MRO), we aim to establish ourselves as the go-to marketplace for IT, industrial, and MRO supplies catering to B2B, B2G, and B2C customers. We anticipate that the revamped Wulus.com Marketplace, featuring 2 million product SKUs, will be operational by the end of May 2023.
  - ❖ Customer Service Team Expansion: In order to provide support for the IT/eCommerce Marketplace Manager, we plan to hire four additional customer service representatives.
  - ❖ Inventory Enhancement

We also intend to boost our inventory level from the current $30,000 to $500,000, focusing on high-demand and high-margin products.

Additional Staffing for Wulus Group

Additional Staffing for Wulus Group: We plan to hire a dedicated Office Manager, Operations Manager(Wulus Group), and a Fractional CFO. As our revenue grows, the Fractional CFO can transition to a full-time role.

Summary

In summary, the essential components to achieve our revenue goals include:

- Recruiting skilled professionals for targeted sales, marketing, and business management roles
- Augmenting our truck and trailer fleet, resulting in increased revenue and enhanced price negotiation capabilities
- Upgrading and expanding our eCommerce Marketplace with a broader range of product offerings
- Growing our inventory with a focus on high-demand, high-margin products





PROJECTED FINANCIAL STATEMENTS (1/3)

Income Statement ($000s)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Revenue	5,556	8,931	13,016	17,258	18,657	19,820	20,636	21,473	22,332	23,214
Cost of Revenue	3,670	6,000	8,847	11,835	12,797	13,616	14,219	14,840	15,478	16,136
Gross Profit	1,886	2,931	4,169	5,423	5,859	6,205	6,417	6,633	6,853	7,078
SG&A Expenses	1,607	1,571	1,792	2,047	2,097	2,149	2,201	2,253	2,307	2,362
EBITDA	279	1,360	2,377	3,376	3,762	4,056	4,216	4,380	4,546	4,717
Depreciation	110	211	328	462	479	497	514	531	549	566
EBIT	169	1,149	2,049	2,914	3,283	3,559	3,702	3,848	3,998	4,151
Other Income	0	0	0	0	0	0	0	0	0	0
Finance Cost	146	177	256	330	329	253	183	131	97	86
EBT	23	972	1,792	2,583	2,954	3,306	3,520	3,718	3,900	4,065
Tax	0	0	0	0	0	0	0	0	0	0
Net Income	23	972	1,792	2,583	2,954	3,306	3,520	3,718	3,900	4,065





PROJECTED FINANCIAL STATEMENTS (2/3)

Balance Sheet ($000s)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Cash & Cash Equivalents	3,968	4,131	4,444	4,960	5,968	7,010	8,374	10,019	11,972	14,255
Trade & Other Receivables	358	606	910	1,226	1,312	1,386	1,441	1,497	1,554	1,612
Inventories	500	463	579	695	799	879	923	969	1,017	1,068
Total Current Assets	**4,826**	**5,200**	**5,933**	**6,881**	**8,079**	**9,275**	**10,737**	**12,485**	**14,543**	**16,935**
Property & Equipment's	1,544	2,843	4,275	5,823	5,604	5,367	5,113	4,842	4,553	4,247
Intangible Assets	150	150	150	150	150	150	150	150	150	150
Total Non-Current Assets	**1,694**	**2,993**	**4,425**	**5,973**	**5,754**	**5,517**	**5,263**	**4,992**	**4,703**	**4,397**
Total Assets	**6,520**	**8,193**	**10,358**	**12,854**	**13,833**	**14,792**	**16,000**	**17,477**	**19,246**	**21,333**
Short Term Debt	304	304	304	304	304	304	304	304	304	304
Trade & Other Payables	301	493	727	972	1,051	1,118	1,168	1,219	1,271	1,325
Total Current Liabilities	**606**	**797**	**1,031**	**1,276**	**1,355**	**1,423**	**1,472**	**1,523**	**1,576**	**1,630**
Long Term Debt	1,327	2,129	2,895	3,595	2,871	2,110	1,508	1,075	842	842
Total Non-Current Liabilities	1,327	2,129	2,895	3,595	2,871	2,110	1,508	1,075	842	842
Total Equity	**4,587**	**5,267**	**6,432**	**7,982**	**9,607**	**11,260**	**13,020**	**14,879**	**16,829**	**18,861**
Total Equity & Liabilities	**6,520**	**8,193**	**10,358**	**12,854**	**13,833**	**14,792**	**16,000**	**17,477**	**19,246**	**21,333**





PROJECTED FINANCIAL STATEMENTS (3/3)

Cash Flow Statement ($000s)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Profit Before Tax	23	972	1,792	2,583	2,954	3,306	3,520	3,718	3,900	4,065
Depreciation	110	211	328	462	479	497	514	531	549	566
Profit After Adjustment	133	1,183	2,120	3,045	3,433	3,803	4,034	4,249	4,449	4,631
Changes in OWC	-464	-20	-186	-187	-111	-86	-49	-51	-53	-55
Cash Flow From Operations	-331	1,163	1,935	2,859	3,322	3,716	3,985	4,198	4,396	4,576
Tax Paid	0	0	0	0	0	0	0	0	0	0
Cash Flow From Operating Activities	-331	1,163	1,935	2,859	3,322	3,716	3,985	4,198	4,396	4,576
Purchase of PPE	-1,400	-1,510	-1,760	-2,010	-260	-260	-260	-260	-260	-260
Purchase of Intangible Assets	-150	0	0	0	0	0	0	0	0	0
Cash Flow From Investing Activities	**-1,550**	**-1,510**	**-1,760**	**-2,010**	**-260**	**-260**	**-260**	**-260**	**-260**	**-260**
Change In Borrowings	804	802	766	700	-724	-761	-601	-433	-233	0
Change in Share capital	5,000	0	0	0	0	0	0	0	0	0
Dividends paid	0	-292	-627	-1,033	-1,329	-1,653	-1,760	-1,859	-1,950	-2,032
Cash Flow From Financing Activities	**5,804**	**510**	**139**	**-333**	**-2,054**	**-2,414**	**-2,361**	**-2,292**	**-2,183**	**-2,032**
Change in Net Cash	3,923	163	313	515	1,008	1,042	1,363	1,646	1,952	2,283
Opening Cash Balance	45	3,968	4,131	4,444	4,960	5,968	7,010	8,374	10,019	11,972
Closing Cash Balance	3,968	4,131	4,444	4,960	5,968	7,010	8,374	10,019	11,972	14,255









FINANCIAL ANALYSIS (1/2)

Revenue Composition
Millions
$25
$20
$15
$10
$5
$0
Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10
Distribution
Logistics
E-com
Total Revenue

Cost Composition
Millions
$25
$20
$15
$10
$5
$0
Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10
COGS
SG&A
Depreciation
Total

Revenue composition in the forecasted horizon is expected to change throughout. In FY 2023, Logistics division is expected to contribute about 62% share of the total revenue whereas in FY 2032, the last project period, Logistics division is expected to remain dominant in terms of revenue share at about 49%. Both Distribution and E-com divisions are expected to increase their revenue shares in the forecasted period .

Cost composition in the forecasted horizon is expected to remain the same throughout. Cost of goods sold share in the total cost is expected to increase from 77% of the total costs in FY 2023 to 86% of total costs in 2032. Selling, general and administrative expense and depreciation expense share in the total cost is expected to shrink in the projected period.







FINANCIAL ANALYSIS (2/2)

Profit Margins
40%
30%
20%
10%
0%
34% 33% 32% 31% 31% 31% 31% 31% 31% 30%
5% 15% 18% 20% 20% 20% 20% 20% 20% 20%
11% 14% 15% 16% 17% 17% 17% 17% 18%
Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10
Gross Profit Margin
EBITDA Margin
Net Profit Margin

Return Ratios
80%
60%
40%
20%
0%
0%
13% 19% 22% 23% 24% 24% 23% 22% 20%
18% 28% 32% 31% 29% 27% 25% 23% 22%
12% 17% 20% 21% 22% 22% 21% 20% 19%
Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10
ROA
ROE
ROIC

Gross profit margin is expected to be around ~32% throughout the forecast horizon. EBITDA margins and Net profit margins are expected to increase from 15% and 8% in FY 2023 to 22% and 20% in FY 2032, respectively. The reason behind this that the percentage increase in SG&A and the finance cost is lower that the percentage increase in the revenue.

Return on asset (ROA) is expected to increase in the first three years of forecast period and then expected to decrease consistently from FY 2026 to year 2032 due to decreasing asset turnover as a result of significant CAPEX, Return on equity is also expected to show the same trend because of decreasing ROA and decreasing financial leverage due to loan repayments and increase in equity.

VALUATION (1/2)

WACC Parameter	Value
Risk Free Rate	3.4%
Levered Beta	1.3
Equity Risk Premium	5.9%
Cost of Equity	11.2%
Unlevered Beta	1.0
Cost of Debt	4.75%
Debt to Equity Ratio	23.8%
Tax Rate	0.0%
Weighted Average Cost of Capital	9.7%

In USD (000's)	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
FCFF		(1,735)	(170)	431	1,179	3,391	3,710	3,907	4,068	4,233	4,401
Initial Investment	(5,000)										
Discount Factor	1.0	0.9	0.8	0.8	0.7	0.6	0.6	0.5	0.5	0.4	0.4
PV of FCFF	(5,000)	(1,582)	(141)	327	815	2,138	2,133	2,049	1,945	1,846	1,750
PV of FCFF											6280
Terminal value											48,824
Terminal growth rate											2.0%
PV of Terminal Value											19,413
Enterprise Value											25,694
Less: Debt											(828)
Add: Cash											45
Equity Value											24,911

VALUATION (2/2)

- This report on the market value as at the valuation dates of WULUS Group is shown in the following table, and was developed as agreed upon with the stakeholders, whereas the Stakeholders desires to get a report on the Company's market value. The development of projected financial statements was based on management's projections and the Group's prospects.

- Based on the valuation outcomes as detailed thereafter and considering the scope of work of this Report, the Equity value of WULUS Group as of the valuation date is **USD 24.9 Millions**.

Particular	Market Value (USD)
Market Value of 100% Equity Stake of WULUS Group	24.9 Millions

Deal Terms

We are offering 16% equity stake for $5 million at $24.9 million valuation

Minimum Investment Amount: $100,000

Use of Funds

• Recruiting skilled professionals for targeted sales, marketing, and business management roles
• Augmenting our truck and trailer fleet, resulting in increased revenue and enhanced price negotiation capabilities
• Upgrading and expanding our eCommerce Marketplace with a broader range of product offerings
• Growing our inventory with a focus on high-demand, high-margin products

Exit Strategy

5 years exit strategy through acquisition or IPO

WULUS'GROUP

46

Table of Content

WULUS'GROUP



Contact Us



- **Phone**
  800-687-1090 ext. 1

- **Email**
  anthony@wulusgroup.com

- **Website**
  www.wulusgroup.com

- **Address**
  707 S Grady Way, Suite 600
  Renton, WA 98057

Thank You



WULUS° GROUP

EXHIBIT C

Video Transcript

Video Script

Time	Narrative	Visual	Sound
0:00	In the vast landscape of today's global market...	Fade in from black: A digitalized globe rotating, showcasing a bustling world of commerce.	Ambient digital sounds.
0:05	An unprecedented opportunity emerges.	A rising platform with WULUS GROUP shining brightly amidst a backdrop of city lights.	Uplifting crescendo in background music.
0:10	A decade deep in supply chain innovation.	Flashback montage: From startup days to present, showcasing WULUS' evolution and growth.	Melodic flashback tunes.
0:18	Generating $15 million in combined revenue since 2012, without a dime from outside investments.	Counter animation: Numbers rise from zero to 15 million, emphasizing growth trajectory.	Coin or cash register sound.
0:26	Our platform stands unparalleled in a fragmented industry.	Animated split-screen: Left - chaotic, broken chain; Right - smooth, connected chain with WULUS logo.	Contrasting sounds: Chaos vs. Harmony.
0:33	While giants branch out, our singular focus gives us an edge.	Visual comparisons: Other companies with many branching paths & WULUS with a straight, shining arrow forward.	Sound of arrows shooting.

Video Script

0:40	In 2022, the General Freight Trucking (Truckload) industry had a market size of $269.7 billion, with an expected annual growth rate of 4.3%.	Animated bar graph shooting upwards showcasing the growing market value.	Graph growth sound effect.
0:46	With an eye on the astounding $913 billion spent annually on procurement essentials.	Montage of industrial equipment, MRO supplies, and IT gear moving on automated tracks.	Industrial sounds with digital beeps.
0:54	The potential is vast. The time to invest? Now.	Clock hands spinning fast, emphasizing the urgency, transitioning to a golden hourglass.	Ticking clock sound.
1:00	As we gear up for the next phase, your investment can catalyze a revolution.	Imagery of a rocket being prepared for launch, with investors (depicted as energy sources) powering it up.	Sounds of machinery and rocket powering up.
1:08	Invest in WULUS GROUP. Be part of the future.	Aerial view: WULUS' futuristic city expanding, symbolizing growth and dominance in the market.	Triumphant music build-up.
1:15	Together, let's redefine procurement and logistics for the world.	WULUS GROUP logo animation surrounded by imagery of global partners, handshakes, and futuristic technology integrations.	Inspirational music finale.
1:20		Fade to black with text: Contact Us Today.	Gentle fade out of the music.

EXHIBIT D

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Wulus Group Inc.
707 S. Grady Way, Suite 600
Renton, WA 98057

Ladies and Gentlemen:

The undersigned ("Purchaser") understands that Wulus Group Inc., a corporation organized under the laws of Washington (the "Company"), is offering up to $1,234,363.00 of shares of Non-Voting Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 23, 2023 (the "Form C"). The Purchaser further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the Purchaser hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The Purchaser acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 9 a.m. New York time on January 15, 2024, or at such other time and place as the Company may designate by notice to the Purchaser.

4. Payment for Securities. Payment for the Securities shall be received by Fortress Trust LLC (the "Escrow Agent") from the Purchaser by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Purchaser shall receive notice and evidence of the entry of the number of Securities owned by Purchaser reflected on the books and records of the Company and verified by Colonial

Stock Transfer (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Washington, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The Purchaser hereby represents and warrants to and covenants with the Company that:

a) General.
i. The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

ii. The Purchaser is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The Purchaser has received a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The Purchaser understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Purchaser represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Securities. The Purchaser acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Purchaser's authority or suitability to invest in the Securities.

iv. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

vi. The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Purchaser.

vii. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the Purchaser regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for the Purchaser.

d) Status of Undersigned.

i. The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Purchaser has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The Purchaser is acquiring the Securities solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Purchaser understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Subscription Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The Purchaser agrees that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF and this Subscription Agreement.

7. The Company's Right of First Refusal. In addition to the foregoing transfer restrictions, no Securities issued pursuant to this Agreement, nor any beneficial interest in such Securities, shall be sold, transferred, encumbered or otherwise disposed of in any way (voluntarily or involuntarily, whether by operation of law or otherwise) by Purchaser or any subsequent transferee, other than in compliance with the Company's right of first refusal provisions contained in this Section 7.

(a) *Right of First Refusal*. In the event that Purchaser proposes to sell, pledge or otherwise transfer to a third party (the "Transferee") all or a portion of the Securities, or any interest therein, the Company shall have the right of first refusal with respect to such Securities (the "Right of First Refusal"). If Purchaser desires to transfer all or a portion of the Securities, Purchaser shall give a written notice (the "Transfer Notice") to the Company describing fully the proposed transfer, including the number of Securities proposed to be transferred, the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed sale or transfer will not violate any applicable federal, state or foreign securities laws. The Transfer Notice shall be signed both by Purchaser and by the proposed Transferee and must constitute a binding commitment of both parties to the transfer of the Securities. The Company shall have the right to purchase the Securities on the terms of the proposal described in the Transfer Notice (subject, however, to any change in such terms permitted under Subsection (b) below) by delivery of a notice of exercise of the Right of First Refusal within thirty (30) days after the date when the Transfer Notice was received by the Company.

(b) *Transfer of Securities*. If the Company fails to exercise its Right of First Refusal within thirty (30) days after receiving the Transfer Notice, Purchaser may, not later than ninety (90) days after the Company received the Transfer Notice, conclude a transfer of the Securities subject to the Transfer Notice on the terms and conditions described in the Transfer Notice, provided that any such sale is made in compliance with applicable federal, state and foreign securities laws and not in violation of any other contractual restrictions to which Purchaser is bound. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by the Purchaser, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described in Section 7(a) above. If the Company exercises its Right of First Refusal, the parties shall consummate the sale of the Securities on the terms set forth in the Transfer Notice within sixty (60) days after the Company received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that in the event the Transfer Notice provided that payment for the Securities was to be made in a form other than cash or cash equivalents paid at the time of transfer, the Company shall have the option of paying for the Securities with cash equal to the present value of the consideration described in the Transfer Notice.

(c) *Additional or Exchanged Securities and Property*. In the event of a merger or consolidation of the Company with or into another entity, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Securities subject to this Section 8 shall immediately be subject to the Right of First Refusal. Appropriate adjustments to reflect the exchange or distribution of such securities or property shall be made to the number and/or class of the Securities subject to this Section 7.

(d) *Termination of Right of First Refusal*. Any other provision of this Section 7 notwithstanding, in the event that the capital stock of the Company is readily tradable on an established securities market when Purchaser desires to transfer Securities, the Company shall have no Right of First Refusal, and Purchaser shall have no obligation to comply with the procedures prescribed above.

(e) *Exception for Certain Family Transfers.* Notwithstanding anything to the contrary contained elsewhere in this Section 8, the transfer of any or all of the Securities during the Purchaser's lifetime or on the Purchaser's death by will or intestacy to the Purchaser's spouse, child, father, mother, brother, sister, father-in-law, mother-in-law, brother-in-law, sister-in-law, grandfather, grandmother, grandchild, cousin, aunt, uncle, niece, nephew, stepchild, or to a trust or other similar estate planning vehicle for the benefit of the Purchaser or any such person, shall be exempt from the provisions of this section; *provided* that, in each such case, the transferee agrees in writing to receive and hold the Securities so transferred subject to all of the provisions of this Agreement, including but not limited to this section, and there shall be no further transfer of such Securities except in accordance with the terms of this section; and *provided further*, that without the prior written consent of the Company, which may be withheld in the sole discretion of the Company, no more than three transfers may be made pursuant to this subsection, including all transfers by the Purchaser and all transfers by any transferee.

(f) *Termination of Right of First Refusal.* The right of first refusal contained in this Section 8 shall terminate as to all Securities issued hereunder upon the earlier of: (i) the closing date of the first sale of common stock to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act; and (ii) the closing date of a change of control pursuant to which the holders of the outstanding voting securities of the Company receive securities of a class registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

(g) *Assignment of Right of First Refusal.* The Board may freely assign the Company's Right of First Refusal, in whole or in part. Any person who accepts an assignment of the Right of First Refusal from the Company shall assume all of the Company's rights and obligations under this Section 7.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the Purchaser to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the Purchaser shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF and subject to the Company's Right of First Refusal pursuant to this Subscription Agreement.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Purchaser without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Purchaser ("Proceedings"), the Purchaser irrevocably submits to the jurisdiction of the federal or state courts located in the State of Washington which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Wulus Group Inc. 707 S. Grady Way, Suite 600 Renton , WA 98057 E-mail: anthony@wulusgroup.com Attention: Anthony Obiako, CEO
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Purchaser and (iii) the death or disability of the Purchaser.

20. Notification of Changes. The Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Purchaser contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Purchaser has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Wulus Group Inc.
By_____ Name: Anthony Obiako Title: CEO

EXHIBIT E

Issuer Offering Page Content




Invest in
WULUS GROUP

Revolutionizing Procurement and Logistics:
Unmatched One-Stop Solution

| Share Price: $2.00 ($30M Pre-Money Valuation) | Minimum Investment: $500 |

INVEST NOW   VIEW FORM C

Invest in WULUS GROUP

Reg CF	Common Stock	What is this?

Share Price	$2.00
Minimum Investment	$500
Invest Until	01/15/2024
Target Min. Offering	$10,000
Max. Offering Size	$1,234,363.00

INVEST NOW   VIEW FORM C

Opportunity

Market

Traction

Competitive Advantage

Founders

Revenue Model

Financial Highlights

Investor Perks

Updates

Discussion

 ## Opportunity

Discover a transformative investment with WULUS GROUP, a leader reshaping procurement and logistics.

With a decade of supply chain expertise, we've achieved nearly $15 million revenue, independently, since 2012. Backed by world-class advisors and strategic partnerships, our unique solutions set us apart.

Now, we invite you to join our success story. Seize the opportunity to redefine success in supply chain—invest strategically, reap substantial rewards, and shape the future with WULUS GROUP.

| WATCH CAMPAIGN VIDEO: ▶ |

 **Why Invest in Wulus Group?**

Investor Value Proposition:

- **Solid Revenue Generation**: We've already generated close to $15 million in revenue without any external investments. Our diversified multi-revenue platform demonstrates our capacity for expansion and return on investment

- **One-Stop Procurement Platform:** WULUS GROUP offers a unique one-stop solution for industrial equipment, MRO, and IT equipment procurement. Our integrated approach through eCommerce, Distribution, and Asset-based Trucking and Logistics services sets us apart from the competition.

- **Strategic Growth**: We have a clear plan for utilizing the funds raised in this round, including hiring key talent, expanding our equipment inventory, upgrading our eCommerce marketplace, and investing in an electric semi-truck to reduce costs. These strategic steps will further boost our competitive advantage.

A Huge Industry Opportunity



⊗ Market

WULUS GROUP operates at the intersection of several large and growing market segments.

$913B – Industrial Equipment, MRO, & IT Equipment:
The U.S. Federal Government spends over $913 billion annually on industrial equipment, MRO & IT equipment regardless of the budgetary or political climate.[2]

$269.7B – General Freight Trucking:
The market size, measured by revenue, of the General Freight Trucking (Truckload)industry is $269.7B in 2022. The market size of the General Freight Trucking (Truckload) industry is expected to increase 4.3% annually.[3]

$146.8B – IT Hardware Equipment:
The market size, measured by revenue of IT hardware and equipment is $146.80 Billion.[1]

These numbers highlight the vastness of the industries we're in and the enormous potential for our platform to thrive.

Sources: (1) Precedence Research, (2) Brainy Insights, (3) Mordor Intelligence



The Problem — WULUS GROUP

Government Customers
Government and commercial customers need a one-stop platform for all their industrial equipment, MRO and IT equipment needs

Shippers
Shippers need a reliable, customer-focused and team-oriented trucking and logistics company for a dependable, ON-TIME delivery nationwide

Consumer and Commercial Customers
Consumers and commercial customers need a cost-conscious eCommerce platform for all their IT equipment and other purchase needs

All customers
All customers (government, commercial, consumers and shippers) need a one-stop cost-conscious platform for all their needs in which they are served in a way no one does

Problem   WULUS GROUP addresses critical challenges across sectors. For **Government and Commercial Customers**, we provide a unified platform for streamlined procurement. **Shippers** benefit from our commitment to reliability, customer focus, and teamwork, ensuring on-time nationwide deliveries. Recognizing the value of cost-consciousness, we serve as the go-to solution for **Consumer and Commercial Customers**' IT and general purchases.

Our vision extends to **All Customers**, offering a one-stop, cost-conscious platform that redefines service excellence. By investing in WULUS GROUP, you actively contribute to overcoming challenges and pioneering exceptional solutions for all stakeholders, including shippers.

Our Solution

  

DISTRIBUTION   MARKETPLACE   LOGISTICS

Solution   **Our all-in-one platform streamlines the entire customer journey**, making it effortless.

Solution

for businesses to secure what they need by offering a unified platform that can be treated as a single go-to destination when customers have various distribution, logistics, shipping and supply-chain needs.

We're your solution to **procurement complexities, ensuring efficiency and savings**, so you can focus on what truly matters: growth.

$15 Million Revenue to Date without any external investments



*$15m = approximate combined revenue across all subsidiaries since 2012.

🚀 Traction

Since our inception in 2012, WULUS GROUP has achieved a remarkable milestone with close to **$15 million in combined revenue** across diverse business segments.

Our consistent growth is underscored by the impressive **trailing twelve months (TTM) revenue of $715,000.**

Nearly $15M	$715K	+20%	98%
Total Revenue Since 2012	Trailing 12-Month Revenue	Monthly User Growth	Customer Retention Rate

Why are we different?



💡 Competitive Advantage

WULUS GROUP distinguishes itself through a singular, sustainable competitive advantage - the seamless delivery of **end-to-end solutions** within a **unified platform**. Unlike our indirect competitors in various business segments, our approach sets us apart. Notably, we outshine industry giants such as Grainger and JB Hunt.

This unique capability positions us for **sustained success**, offering investors a compelling reason to be part of our growth journey.

👥 Founding Team

WULUS GROUP is managed by seasoned executives, starting with Founder and CEO Anthony Obiako.



Anthony Obiako
Founder, Chief Executive Officer

Biography   +

💲 Revenue Model

⚙ Revenue Model

WULUS GROUP's top-line is composed of revenue generation across three core business units: **WULUS Distribution**, **WULUS.com eCommerce Marketplace**, and **WULUS Logistics / Trucking**.

Our WULUS Distribution business thrives on direct sales and contract sales for industrial equipment, MRO (maintenance, repair, and operations) supplies, and IT supplies, serving both government and commercial procurement customers.

The WULUS.com business unit represents revenue coming from direct sales through our eCommerce Marketplace, which currently houses 350,000 products SKUs of IT equipment and more.

WULUS Logistics represents revenue coming from our trucking services, through which we operate a reliable, customer-focused and team-oriented trucking company focusing on dependable and ON-TIME service for shipping customers nationwide. .

Looking towards the future, our strategy includes expanding our eCommerce Marketplace to 3-5 million SKUs, introducing branded products (WULUS®), and implementing a subscription model for verified suppliers. With a scalable model and clear growth metrics, we aim to dominate the market, offering investors a lucrative opportunity with substantial returns within the next three to five years. (Note: projections are based on management expectations, which are subject to change and conditions outside of the company's control. See Risk Disclosures for more.)





🖩 Financials & Risks

WULUS GROUP's full financials are available in the Form C filing, submitted to the SEC. Investors should review the entire Form C before investing, including exhibits such as the financials.

Risk Disclosures

View Risk Disclosures

Use of Proceeds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

Intermediary Fees	6.50%	$650	6.50%	$80,233
General Marketing	5.00%	$500	4.05%	$49,992
Equipment Purchases	10.00%	$1,000	8.10%	$99,983
Purchase of Real Property	10.00%	$1,000	2.04%	$25,181
Future Wages	10.00%	$1,000	32.33%	$399,070
Cash Reserve	10.00%	$1,000	24.30%	$299,950
Operations	9.15%	$915	4.05%	$49,992
Wulus.com eCommerce Marketplace upgrade	29.35%	$2,935	2.43%	$29,995
Trailers Lease	10.00%	$1,000	16.20%	$199,967
Total	**100.00%**	**$10,000.00**	**100.00%**	**$1,234,363.00**

Financial Forecast upon Fund Raising

NOTE:
The average revenue projection for WULUS LOGISTICS is based on 5 trucks Year 1, 6 new truck in Year 2 , 7 trucks in year 3 and 8 new trucks in Year 4

WULUS GROUP Business unit	Business Focus	Year 1 Revenue Projection (USD)	Year 2 Revenue Projection (USD)	Year 3 Revenue Projection (USD)	Year 4 Revenue Projection (USD)	Year 5 Revenue Projection (USD)
WULUS Distribution	Sale of industrial equipments, MRO and IT equipments to government and commercial entities	2,250,000	2,925,000	3,656,250	4,387,500	5,045,625
WULUS Logistics	Providing dependable and ON-TIME trucking services to our shipping customers nationwide	2,106,000	4,446,000	7,410,000	10,530,000	10,920,000
WULUS.com	Sale of industrial equipments, MRO and IT equipments to commercial, government and consumers	1,200,000	1,560,000	1,950,000	2,340,000	2,691,000
Total Gross Revenue for all business segments of WULUS GROUP		5,556,000	8,931,000	13,016,250	17,257,500	18,656,625

WULUS GROUP is raising $1,234,363.00 in order to grow the business and operate all current business units. With the proceeds of this offering, management plans to considerably expand the number of SKUs available on WULUS.com, purchase additional equipment and real assets, and fund operations and marketing for the WULUS GROUP brand to continue our successful journey as a growing player in the logistics, distribution, and supply chain industrials market.

The global conditions in the last 3 years have put supply-chain crises in the public eye more-so than ever. Invest in WULUS GROUP to own part of a company that is working to ensure a resilient supply chain for all of us.

🎁 Investor Perks

See below for information about perks for investors related to investment size.

Perk Tier #1 ($10,000+ Investment) +

Perk Tier #2 ($25,000+ Investment) +

Perk Tier #3 ($50,000+ Investment) +

Perk Tier #4 ($100,000+ Investment) +

Perk Tier #5 ($250,000+ Investment) +

Updates

Recent press coverage, company announcements, and offering-related updates can be found below, once available.

Invest in WULUS GROUP today!

WULUS GROUP

Discussion

3 Comments Login ▾

Join the discussion...

LOG IN WITH

OR SIGN UP WITH DISQUS ?

Name

Newest Oldest

Ben Young
2 months ago

Test comment I love this issuer

Reply • Share ›

Ben Young Official
3 months ago edited

This is really great.

Reply • Share ›

Jason Greb Official
5 months ago

This is awesome!

Reply • Share ›

Subscribe Privacy Do Not Sell My Data

